EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's Acceptance of Tenders of SHARES

[__________________], 2022

Dear Shareholder:

Cross Shore Discovery Fund (the “Fund”) has received your tender of all or a portion of your Institutional Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated September 16, 2022 (the “Offer”) and accepts all or a portion of your tender. As of the Expiration Date of the Offer, the Fund will determine whether it can accept all or only a portion of your tender. If the Offer is oversubscribed, the Fund will generally repurchase only a pro rata portion of the Institutional Shares tendered by each shareholder.

In addition, a Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect of a repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

Because you have tendered all or a portion of your investment, you will receive a cash payment from the Fund in an amount equal to the net asset value of the Shares tendered to and purchased by the Fund as of December 30, 2022. This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal within thirty-five (35) calendar days after December 30, 2022 or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.

Should you have any questions, please feel free to contact the Fund at 1-844-300-7828.

Sincerely,

Cross Shore Discovery Fund